EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2022. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Sep 2022 £m

Equity
Ordinary shareholders’ equity	32,616
Other equity instruments	4,268
Non-controlling interests	83
Total equity	36,967

Indebtedness
Subordinated liabilities	5,983
Debt securities
Debt securities in issue	49,724
Liabilities designated at fair value through profit or loss	5,497
Total debt securities	55,221
Total indebtedness	61,204

Total capitalisation and indebtedness	98,171
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 September 2022, all indebtedness was unsecured except for £16.6 billion of securitisation notes and covered bonds and £1.4 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities since 30 September 2022.
There has been no material change in the information set forth in the table above since 30 September 2022.